Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JAN 16 AM 11:40

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secr[redacted]
Date:	16 January, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	3 pages (including cover sheet)

03003347

TERM A FACILITY DOCUMENTATION / CAPITAL NOTES BRIDGE LOAN

Please see attached copy of an announcement released to the Australian Stock Exchange this morning.

Yours sincerely

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

dlw 1/29

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

16 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Ltd (**Goodman Fielder**) ordinary shares, at $1.85 per share (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002 (**Bidder's Statement**).

Burns Philp announces that it has today completed and executed documentation for two facilities (including the largest facility), which together comprise approximately A$1.52 billion, being the majority of the funding for the cash consideration for the acquisition of Goodman Fielder shares under the Offer.

Financing – Execution of Term A Facility documentation

Credit Suisse First Boston, BOS International (Australia) Limited and Credit Agricole Indosuez Australia Limited (together the **Underwriters**), Burns Philp and BPC1 have today executed the TLA Senior Funding Agreement, Term A Facility Agreement and Revolving Facility Agreement relating to the $1.3 billion Term A Facility referred to in the Bidder's Statement (the **TLA**).

The TLA is a multicurrency 5 year senior secured credit facility, the subject of the Commitment Letter from the Underwriters signed on 12 December 2002 and described in the Bidder's Statement in section 6.5(b).

The terms of the TLA document are as described in the Bidder's Statement (see sections 6.5 and Annexure E).

Financing – Execution of Capital Notes Bridge Loan

The Credit Suisse First Boston (**CSFB**), Burns Philp and BPC1 have today executed the Capital Notes Bridge Loan Facility in relation to a NZ$250 million bridge loan pending the underwritten proposed issue of capital notes in a Burns Philp subsidiary referred to in the Bidder's Statement (the **Capital Notes Bridge Loan**).

The Capital Notes Bridge Loan is the subject of the Capital Notes Bridge Loan Commitment Letter from CSFB signed on 12 December 2002 and described in the Bidder's Statement in section 6.5(b).

The terms of the Capital Notes Bridge Loan document are as described in the Bidder's Statement (see sections 6.5 and Annexure E).

Financing – Term Loan B

As described in the Bidder's Statement, the Term Loan B is the subject of a Commitment Letter from CSFB signed on 12 December 2002. Burns Philp, BPC1 and CSFB are finalising the documentation of the Term Loan B (on terms substantially the same as the TLA).

Yours sincerely

HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JAN 16 AM 11:49

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	15 January, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	6 pages (including cover sheet)

SECOND SUPPLEMENTARY BIDDER'S STATEMENT

Please see attached copy of an announcement released to the Australian Stock Exchange yesterday.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

Freehills

MLC Centre, Martin Place,
Sydney NSW 2000 Australia
DX 361 Sydney

Telephone 61 2 9225 5000 (switch)
61 2 9225 5606 (fax operator)
Facsimile 61 2 9322 4000

From Braddon Jolley/Justin Mannolini
Phone 02 9225 5273/5228

To The Manager
Company Announcements Office
Australian Stock Exchange Limited
Fax **1300 300 021**

Pages 5

14 January 2003

Our ref FBJ:JJM:AJR:30E
Matter no 80386996
Doc no Sydney\004330551

BPC1 Pty Limited - takeover bid for Goodman Fielder Ltd (ASX: GMF) Second Supplementary Bidder's Statement

We act for BPC1 Pty Limited (A wholly owned subsidiary of Burns, Philp & Company Limited) (**Burns Philp**) in relation to its off-market takeover bid for all the ordinary shares in Goodman Fielder Ltd.

We attach, by way of service pursuant to paragraph 647(3)(b) of the Corporations Act 2001, Burns Philp's second supplementary bidder's statement dated 14 January 2003 (which supplements Burns Philp's original bidder's statement dated 19 December 2002 and its previous supplementary bidder's statement dated 3 January 2003).

Yours faithfully
Freehills

Braddon Jolley
Partner

Justin Mannolini
Partner

BPC1 Pty Limited (ABN 45 101 665 918)
Second Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the second supplementary bidder's statement issued by BPC1 Pty Limited (ABN 45 101 665 918) **(BPC1)** (a wholly owned subsidiary of Burns, Philp & Company Limited (ABN 65 000 000 359) **(Burns Philp)**) in relation to BPC1's off-market takeover bid for Goodman Fielder Ltd (ABN 44 000 003 958) **(Second Supplementary Bidder's Statement)**.

This Second Supplementary Bidder's Statement supplements, and should be read together with, BPC1's bidder's statement dated 19 December 2002 **(Original Bidder's Statement)** and first supplementary bidder's statement dated 3 January 2003 **(First Supplementary Bidder's Statement)** (which annexed a copy of the letter from the Chairman of Burns Philp sent together with the Original Bidder's Statement **(Chairman's Letter)**).

2 Panel Application and Undertakings

2.1 Introduction

On 30 December 2002, Goodman Fielder Ltd **(Goodman Fielder)** made an application to the Takeovers Panel **(Panel)** seeking certain interim and final relief in relation to the Original Bidder's Statement **(Application)**.

On 3 January 2003, the Panel announced that it had commenced proceedings in relation to the Application.

On 10 January 2003, the Panel announced that it had declined to make a declaration of unacceptable circumstances on the basis of (among other things) certain undertakings given by BPC1 on 9 January 2003 **(Undertakings)**. As foreshadowed in the Chairman's Letter, the Undertakings have resulted in certain changes to the terms of the Offer, as explained in this section 2.

2.2 Freeing of Offer from certain conditions

On 10 January 2003, BPC1 declared the Offer free of the conditions in clauses 9.6(k) (material adverse change of Burns Philp) and 9.6(l) (material adverse change in financial markets) of the Original Bidder's Statement. The Underwriters have consented to the freeing of the Offer from those conditions.

2.3 Variations to Offer

BPC1 will vary the Offer so that:

- Goodman Fielder shareholders who accept the Offer have the ability to withdraw their acceptance in certain circumstances **(Withdrawal Facility)**;
- the wording of the condition in clause 9.6(q) (availability of finance) of the Original Bidder's Statement is changed.

The Underwriters have consented to these variations.

On 10 January 2003, ASIC made declarations modifying and exempting BPC1 from certain provisions of the Corporations Act so that these variations may be made to the Offer, and so that:

- accepting shareholders may withdraw their acceptance under the terms of the Offer or under section 650E of the Corporations Act without BPC1 breaching section 654A of the Corporations Act (which otherwise prohibits BPC1 from disposing of Shares during the bid period); and
- accepting shareholders who have withdrawn their acceptance under the Withdrawal Facility or under section 650E of the Corporations Act may re-accept the Offer.

A copy of a Notice of Variation under section 650D of the Corporations Act will be sent to all Goodman Fielder shareholders with a copy of this Second Supplementary Bidder's Statement.

2.4 The Withdrawal Facility

The Withdrawal Facility allows you to withdraw your acceptance of the Offer under certain circumstances. You can exercise your right to withdraw your acceptance of the Offer under the Withdrawal Facility until it lapses. The Withdrawal Facility lapses at the time (the **Cut-Off Time**) which is the earlier of:

- the time (if any) at which BPC1 declares the Offer free of the condition specified in clause 9.6(q) of the Bidder's Statement (**Finance Condition**); and
- 7:00pm (Sydney time) on the day which is 10 calendar days after the date a supplementary bidder's statement (**Cut-Off Supplementary Bidder's Statement**), is dispatched to Goodman Fielder shareholders. This will be after final documentation of the agreements required for funding under the Facilities is settled and signed.

Please note that if the Offer is freed of the condition specified in clause 9.6(q) before the Cut-Off Supplementary Bidder's Statement is sent, the Cut-Off Supplementary Bidder's Statement will not be sent and the Withdrawal Facility will lapse immediately.

A Withdrawal Form will be enclosed with the Cut-Off Supplementary Bidder's Statement and may also be obtained by:

- calling the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) (callers outside Australia and New Zealand should call int+61 2 9240 7512);
- faxing a request to 1300 724 333 (in Australia) or int+61 2 9240 7514 (outside Australia); or
- emailing a request to **burnsphilp@gscom.com.au**.

To exercise your rights under the Withdrawal Facility:

- **if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister** – you must complete and return a Withdrawal Form prior to the Cut-Off Time;
- **if Your Goodman Fielder Shares are held in a CHESS Holding** – you may either instruct your Controlling Participant (normally your broker) to withdraw your acceptance, or authorise BPC1 to do so for you by completing and returning a Withdrawal Form prior to the Cut-Off Time; or
- **if you are a Broker or Non-Broker Participant** – you must transmit a Valid Originating Message to the SCH specifying the Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules, prior to the Cut-Off Time.

To be effective, the Withdrawal Form must be received by BPC1 at the address in Australia specified on the Withdrawal Form before the Cut-Off Time.

Acceptances made after the Cut-Off Time, and acceptances made and not withdrawn before the Cut-Off Time, will not be able to be withdrawn under the Withdrawal Facility.

If you exercise your withdrawal rights under the Withdrawal Facility, you will still be able to re-accept the offer after the Cut-Off Time.

3 No effect on FIRB condition

The lapse of the Withdrawal Facility at the Cut-Off Time does not affect your right to withdraw your acceptance at any time while the Offer is subject to Foreign Investment Review Board approval (clause 9.6(a) of the Original Bidder's Statement).

4 No effect on Facilities

The freeing of the Offer from the conditions in clauses 9.6(k) and 9.6(l) of the Original Bidder's Statement and the variations described in section 2.3 of this Second Supplementary Bidder's Statement do not amend, abrogate, modify or otherwise affect any of the terms on which the Facilities have been offered under the commitment letters referred to in clause 6.5(b) of the Original Bidder's Statement. In particular, those matters do not in any way affect any of the conditions precedent to drawdown or other terms in respect of the Facilities, which include provisions dealing with material adverse change in relation to Burns Philp (see Annexure E, Part 1, paragraph (c)(2) of the Original Bidder's Statement) or certain financial markets (see Annexure E, Part 1, paragraph (c)(3) of the Original Bidder's Statement).

5 Additional disclosures in relation to Facilities

The Undertakings also require the following additional disclosures in relation to the Finance Condition (contained in clause 9.6(q) of the Original Bidder's Statement).

In relation to any conditions to the Facilities (see Annexure E of the Original Bidder's Statement) which depend on an act of Burns Philp, Burns Philp's intention is to comply with those conditions.

Further, in Burns Philp's view, the nature of Burns Philp's business, its degree of international diversification and the nature of demand for its products, is such that the risk of non-satisfaction of the preconditions or the occurrence of an event of default under the Facilities relating to the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries during the period of the Offer is low.

While it is not possible to predict future conditions with any certainty, Burns Philp also currently has no reason to expect that conditions to the Facilities relating to a material adverse change in the financial markets will not be satisfied.

In summary, as at the date of this Second Supplementary Bidder's Statement, Burns Philp and BPC1 are not aware of any reason why the conditions precedent to the Facilities will not be satisfied in time to allow the proceeds to be available to lend the Offer Amount to BPC1 to pay the consideration under the Offer, as and when required under the terms of the Offer.

6 Proposed extension

On 10 January 2003, Burns Philp also advised ASX that it has given an extension to the New Zealand Commerce Commission in relation to its application for commerce commission approval (see clause 9.6(c) of the Original Bidder's Statement). BPC1 anticipates extending the Offer by a week (to 11 February 2003) to allow for the New Zealand Commerce Commission decision. Formal documents in relation to this extension will be dispatched to shareholders after the Target's Statement is issued by Goodman Fielder.

7 Other notices

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Second Supplementary Bidder's Statement.

A copy of this Second Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Second Supplementary Bidder's Statement.

The Second Supplementary Bidder's Statement contains statements made by, or statements made on statements made by, Burns Philp. Burns Philp has consented to the inclusion of:

- each statement it has made; and
- each statement which is based on a statement it has made.

Signed on behalf of BPC1 following a resolution of the directors of BPC1.

Helen Golding – Secretary
BPC1 Pty Limited

Dated: 14 January 2003